UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Proliance International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

74340R104

(CUSIP Number)

Troy M. Calkins, Esq.

Drinker Biddle & Reath LLP

191 North Wacker Drive, Suite 3700

Chicago, Illinois 60606

(312) 569-1150

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74340R104

1.	Names of Reporting Persons Roger Brown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 852,177

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 852,177

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 852,177

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74340R104

1.	Names of Reporting Persons Arthur Slaven

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 330,835

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 330,835

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,835

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74340R104

1.	Names of Reporting Persons Michael Lerner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 801,534

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 801,534

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 801,534

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74340R104

1.	Names of Reporting Persons John McLinden

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 100,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 268,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment to Statement on Schedule 13D (this “Schedule 13D” or this “Statement”) is filed by Roger Brown (“Mr. Brown”), Arthur Slaven (“Mr. Slaven”), Michael Lerner (“Mr. Lerner”) and John McLinden (“Mr. McLinden”).  Collectively, Mr. Brown, Mr. Slaven, Mr. Lerner and Mr. McLinden are referred to herein as the “Reporting Persons”.  The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.01 par value per share (the “Common Stock” or “Shares”), of Proliance International, Inc., a Delaware corporation (the “Company”).  The address of the Company’s principal executive offices is 100 Gando Drive, New Haven, CT 06513.

This Statement is being filed to report, among other things, the acquisition by Mr. Lerner of beneficial ownership of more than 5.0% of the outstanding Company Shares on February 1, 2008, and the decision by the Reporting Persons on February 8, 2008 that certain conversations between them could be deemed to constitute the existence of an agreement among them to act together for the purpose of acquiring, holding, voting or disposing of Shares.  Notwithstanding the foregoing, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of a “group” for purposes of Rule 13d-5, or that any such “group” exists, and each of the Reporting Persons expressly disclaims the existence of, or membership in, any such “group” and beneficial ownership of Common Stock held by each of the other Reporting Persons.

Item 2.	Identity and Background

Mr. Brown is an investor with a business address of 5111 Maryland Way, Suite 201, Brentwood, TN 37027. During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  He is a citizen of the United States of America.

Mr. Slaven is an investor with a business address of 225 W. Hubbard, Suite 400, Chicago, IL 60610.  During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  He is a citizen of the United States of America.

Mr. Lerner is an investor with a business address of 1555 N. Sheffield Ave., Chicago, IL 60622.  During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  He is a citizen of the United States of America.

Mr. McLinden is an investor with a business address of 225 W. Hubbard, Suite 400, Chicago, IL 60610.  During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  He is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Each Reporting Person acquired the Shares of the Company that he owns in open market purchases made from time to time at various purchase prices.  In each case, the source of the funds was his personal funds.

Item 4.	Purpose of Transaction

Each Reporting Person has acquired the securities of the Company for investment purposes.  Each Reporting Person may make further purchases of shares of Common Stock or dispose of any or all of the shares of Common Stock that he holds, although he has no current intention to do so.  Mr. Brown does, however, intend to engage in discussions with the Company's management and Board of Directors regarding the Company's operations.  These discussions may include the reporting person recommending that the Company take one or more of the following actions:

 (i)  accelerating the implementation of, or revising, the Company's existing turnaround plan;

(ii)  adding one or more new members to the Company's Board of Directors, potentially including one or more candidates identified by the reporting person, who can assist the Company in its turnaround plan; and

(iii)  exploring one more acquisitions or business combinations, with the purpose of better positioning the Company in the market or otherwise providing value to the Company's stockholders.

Each of Messrs. Slaven, Lerner and McLinden may elect to participate in any or all of the foregoing.

Each Reporting Person may, at any time from time to time, review or reconsider his positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

                (a)           As of the date of this Statement: (i) Mr. Brown owned 852,177 Shares, which represented 5.3% of the Common Stock; (ii) Mr. Slaven owned 330,835 Shares, which represented 2.1% of the Common Stock; (iii) Mr. Lerner owned 801,534 Shares, which represented 5.0% of the Common Stock; and (iv) Mr. McLinden owned 100,000 Shares and his wife owned 168,000 Shares, which collectively represented 1.7% of the Common Stock.  Mr. McLinden disclaims beneficial ownership of the Common Stock owned by his wife.  Each percentage used in this Statement is calculated based on 16,017,126 outstanding shares of Common Stock, as reported in the Company’s Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2007.

                (b)           The information contained in table form in Rows 7 though 11 on pages 2-4 hereof, which relate to beneficial ownership, voting and disposition of Shares is hereby incorporated by reference.  Each Reporting Person has the sole power to vote and dispose of the Shares held by him.

                (c)           During the sixty (60) days prior to the date of the event requiring the filing of this Amended Statement, the Reporting Persons engaged in the transactions set forth in the below table, each of which was an open market purchase.  Each trade was placed on the date and for the price set forth in the below table.  Trades were generally settled three (3) trading days after their respective trade date.

Mr. Brown

Quantity (Shares)
Purchased	Sold	Trade Date	Unit Cost ($)
37,500		1/4/08	1.998
7,600		1/7/08	1.944
16,300		1/9/08	1.818
8,241		1/10/08	1.824
300		1/17/08	1.875
400		1/22/08	1.828
1,800		1/25/08	1.743
36		1/29/08	1.889

Mr. Slaven

Quantity (Shares)
Purchased	Sold	Trade Date	Unit Cost ($)
	1,100	12/26/07	1.9539
	4,277	12/26/07	1.9539
	223	12/26/07	1.9539
	13,177	12/27/07	1.8019
	600	12/27/07	1.8019
	7,203	12/27/07	1.8019
	15,200	12/28/07	1.7591
	7,597	12/31/07	1.7481

	13,053	12/31/07	1.7481
	500	12/31/07	1.739
20,000		2/1/08	2.1565
15,200		2/4/08	2.474
19,500		2/6/08	2.5345

Mr. Lerner

Quantity (Shares)
Purchased	Sold	Trade Date	Unit Cost ($)
	20,980	12/27/07	1.8019
	15,200	12/28/07	1.7591
	20,650	12/31/07	1.7481
	500	12/31/07	1.739
92,000		1/25/08	1.8376
20,000		2/1/08	2.1565

Mr. McLinden

	Quantity (Shares)
	Purchased	Sold	Trade Date	Unit Cost ($)
	10,000		12/18/07	2.18
	10,000		12/19/07	2.19
	20,000		1/23/08	1.89
	20,000		1/23/08	1.89
	20,000		1/24/08	1.84
	10,000		2/6/08	2.54
	10,000		2/8/08	2.54

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                Except as may be herein disclosed, to the knowledge of each Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 on pages 5 and 6 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
	Exhibit 1 Joint Filing Agreement dated as of February 11, 2008 by and among Roger Brown, Arthur Slaven, Michael Lerner and John McLinden.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2008

By:	/s/ Roger Brown
Roger Brown

By:	/s/ Arthur Slaven
Arthur Slaven

By:	/s/ Michael Lerner
Michael Lerner

By:	/s/ John McLinden
John McLinden

Exhibit 1

JOINT FILING AGREEMENT

                In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.01 par value per share, of Proliance International, Inc., and further agree that this Joint Filing Agreement be included as Exhibit 1.  In evidence thereof, the undersigned hereby execute this Agreement this 11th day of February, 2008.

By:	/s/ Roger Brown
Roger Brown

By:	/s/ Arthur Slaven
Arthur Slaven

By:	/s/ Michael Lerner
Michael Lerner

By:	/s/ John McLinden
John McLinden